May 9, 2022

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sasha Parikh, Kevin Vaughn, Jordan Nimitz and Chris Edwards

Re:	Responses to the Securities and Exchange Commission

Staff Comments dated February 4, 2022, regarding

Columbia Care Inc.

Amendment No. 1 to Form 10-12G

Filed January 28, 2022

File No. 000-56294

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the February 4, 2022 letter regarding the above-referenced Amendment No. 1 to the Registration Statement on Form 10-12G (File No. 000-56294) (the “Form 10”) of Columbia Care Inc. (the “Company”, “we,” “our,” or “us”) filed on January 28, 2022 with the SEC. The Company filed a second amendment to the Form 10 with the SEC on February 15, 2022, responding to the Staff’s comments 1, 2 and 4 and including certain other revisions and updates to the Form 10. Simultaneously with the transmission of this letter, the Company is filing via EDGAR a third amendment to the Form 10, responding to the Staff’s comment 3 and including certain other revisions and updates to the Form 10.

For your convenience, the Staff’s comment is included below and we have numbered our response accordingly.

Our response is as follows:

Amendment No. 1 to Form 10-12G filed January 28, 2022

Item 6. Executive Compensation, page 165

Staff Comment No. 3.

Please update to provide executive compensation disclosure for the fiscal year ended December 31, 2021. See Item 402(m) of Regulation S-K.

May 9, 2022

Company’s Response:

In response to the Staff’s comment, we have provided executive compensation disclosure for the fiscal year ended December 31, 2021.

* * * * *

May 9, 2022

Thank you for your review of the filing. If you should have any questions regarding this response letter, please do not hesitate to contact the undersigned at (640) 200-0619, or James Guttman of Dorsey & Whitney LLP, our outside legal counsel at (416) 367-7376.

Sincerely, Columbia Care Inc.

/s/ David Sirolly

David Sirolly Chief Legal Officer and General Counsel

cc:	James Guttman, Dorsey & Whitney LLP